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                                                                       Exhibit 5

                               September 13, 2002

McDonald's Corporation
One McDonald's Plaza
Oak Brook, Illinois 60523-1900

Ladies and Gentlemen:

Amendment No. 1 to a Registration Statement on Form S-8 is being filed on or about the date of this letter with the Securities and Exchange Commission covering the merger of three (3) previously existing, unregistered plans with the registered McDonald's Corporation Deferred Income Plan (the "DIP") into one plan, which will be renamed as the McDonald's Corporation Supplemental Profit Sharing and Savings Plan (the "Supplemental Plan"). No additional shares of common stock are being registered in connection with the Company's Supplemental Plan.

In my capacity as Corporate Senior Vice President, General Counsel and Secretary, I have examined and am familiar with the corporate records of the Company, including its Certificate of Incorporation, as amended, its By-Laws, and minutes of all directors' and stockholders' meetings, and other documents (including the Plan and any amendments thereto), which I have deemed relevant or necessary as the basis for my opinion as hereinafter set forth.

Based on the foregoing, it is my opinion that:

1. The Company is duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

2. No additional shares are being registered in connection with the Supplemental Plan, and the securities previously registered under the DIP have been duly authorized and, when issued and sold pursuant to the Supplemental Plan, will be legally issued, fully paid and non-assessable.

I consent to the inclusion of this opinion as an exhibit to Amendment No. 1 to the Registration Statement referred to above and to the reference to me in such Amendment.

                                Very truly yours,



                                /s/ Gloria Santona
                                Gloria Santona